Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

AmREIT, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-189525) on Form S-3 of AmREIT, Inc. of our report dated September 24, 2013, with respect to the historical summary of gross income and direct operating expenses of Woodlake Square for the years ended December 31, 2012 and 2011, which report appears in this Form 8-K of AmREIT, Inc. dated September 24, 2013. Our report refers to the fact that the historical summary of gross income and direct operating expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of income and expenses.

/s/ KPMG LLP

Houston, Texas

September 24, 2013